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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Seven Seas Petroleum Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
G80550109
(CUSIP Number)
November 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.    G80550109

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
The Toronto-Dominion Bank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
3,888,671*

		6.	SHARED VOTING POWER
0

		7.	SOLE DISPOSITIVE POWER
3,888,671*

		8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,888,671*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.25%**

12.	TYPE OF REPORTING PERSON
HC, BK

*
Included in this figure are the securities reported by The Toronto-Dominion Bank's wholly-owned indirect subsidiary, TD Waterhouse Capital Markets, Inc., on the following cover page. The Toronto-Dominion Bank expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities reported on this cover page.

**
Included in this percentage is the percentage of securities reported by TD Waterhouse Capital Markets, Inc. on the following cover page.

Page 2 of  9 Pages

  SCHEDULE 13G

  CUSIP No.    G80550109

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
TD Waterhouse Capital Markets, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
3,888,671

		6.	SHARED VOTING POWER
0

		7.	SOLE DISPOSITIVE POWER
3,888,671

		8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,888,671

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.25%

12.	TYPE OF REPORTING PERSON
BD, CO

Page 3 of  9 Pages

Item 1(a).	Name of Issuer
Seven Seas Petroleum Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
5555 San Felipe, Suite 1700 Houston, Texas 77056

Item 2(a).	Name of Person Filing
The Toronto-Dominion Bank ("TD Bank") and TD Waterhouse Capital Markets, Inc. ("TDCM").

Item 2(b).	Address of Principal Business Office or, if none, Residence
TD Bank: Toronto-Dominion Centre King Street West and Bay Street, Toronto, Ontario, Canada M5K 1A2 TDCM: 1 Harborside Financial Center, Plaza Four A, Jersey City, NJ 07311

Item 2(c).	Citizenship:
TD Bank is a chartered bank organized under the laws of Canada. TDCM is a corporation organized under the laws of the state of Delaware

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
G80550109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☒	Broker or dealer registered under section 15 of the Act.
TDCM
(b) ☐	Bank as defined in section 3(a)(6) of the Act;

Page 4 of  9 Pages

	(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;
	(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;
	(e) ☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f) ☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g) ☒	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
TD Bank
	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership
	(a)	Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

	(b)	Percent of class:

See the response(s) to Item 11 on the attached cover page(s).

	(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

Page 5 of  9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See Exhibit 99.2.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of  9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2004	THE TORONTO-DOMINION BANK
	By:	/s/ CHRISTOPHER A. MONTAGUE
Name: Title: EVP & General Counsel
TD WATERHOUSE CAPITAL MARKETS, INC.
	By:	/s/ EUGENE WOLFSON
Name: Title: President

Page 7 of  9 Pages

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